As filed with the Securities and Exchange Commission on October 2, 2003

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 to

SCHEDULE TO

Tender Offer Statement

under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

AMN HEALTHCARE SERVICES, INC.

(Name of Subject Company and Filing Person)

Common Stock, par value $0.01 per share	Options to purchase Common Stock
(Title of Class of Securities)	(Title of Class of Securities)

001744101	None
(CUSIP Number of Class of Securities)	(CUSIP Number of Class of Securities)

Donald R. Myll

Chief Financial Officer and

Chief Accounting Officer

AMN Healthcare Services, Inc.

12400 High Bluff Drive, Suite 100

San Diego, California 92130

(858) 720-1613

with a copy to:

John C. Kennedy, Esq.

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019

(212) 373-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Bidder)

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)

$180,000,000	$14,562

(1)	AMN Healthcare Services, Inc. intends to purchase, for cash, up to $175.0 million of its common stock, par value $0.01 per share, and up to $5.0 million of certain vested and exercisable options to purchase its common stock.
(2)	Previously paid.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	None	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 2 (“Amendment No. 2”) to Tender Offer Statement on Schedule TO relates to the offer by AMN Healthcare Services, Inc., a Delaware corporation (the “Company”), to purchase an aggregate of $180.0 million of its securities consisting of (1) up to $175.0 million of its common stock, par value $0.01 per share (“Shares”), at a price of $18.00 per Share, net to the seller in cash, without interest and (2) up to $5.0 million of certain vested and exercisable options (“Options”) to purchase Shares at a price equal to $18.00, less the applicable exercise price of such Option, net to the seller in cash, without interest, in each case, upon the terms and subject to the conditions set forth in the Amended and Restated Offer to Purchase, dated September 19, 2003 (the “Offer to Purchase”), and the related Letter of Transmittal, as amended. This Amendment No. 2 amends and supplements the Schedule TO filed by the Company on September 4, 2003 and amended on September 19, 2003. This Amendment No. 2 is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) of the Securities Exchange Act of 1934.

Item 1.	Summary Term Sheet.
Item 4.	Terms of the Transaction.
Item 7.	Source and Amount of Funds or Other Consideration.

On October 2, 2003 the Company entered into an amendment to its existing credit facility with a syndicate of financial institutions led by Bank of America, N.A. The amended credit facility provides for, among other things, the existing $75.0 million secured revolving facility, letter of credit sub-facility and swing-line facility and a new $130.0 million secured term loan facility maturing in October 2008. As a result, the condition to its tender offer that the amendment to the credit facility be completed has been satisfied. The tender offer remains subject to certain other conditions specified in the Offer to Purchase.

Item 12.	Exhibits.

Exhibit Number	Description

(a)(1)(T)	Press Release, dated as of October 2, 2003 by the Company.

(b)(2)	Amended and Restated Credit Agreement, dated as of November 16, 2001, among AMN Healthcare, Inc. (the “Borrower”), the Company, Worldview Healthcare, Inc. (“Worldview”), O’Grady-Peyton International (USA), Inc. (“O’Grady”), the financial institutions party thereto, and Bank of America, N.A., as agent for the lenders from time to time party thereto (the “Agent”), is incorporated by reference to Exhibit 10.42 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001 (File No. 001-16753).

(b)(3)	First Amendment to Amended and Restated Credit Agreement, dated as of April 8, 2002, among AMN Healthcare, Inc., the Company, Worldview, O’Grady, the financial institutions party thereto and the Agent, is incorporated by reference to Exhibit 10.44 to the Company’s Registration Statement on Form S-1 (File No. 333-86952).

Exhibit Number	Description

(b)(4)	Second Amendment to Amended and Restated Credit Agreement, dated as of May 2, 2002, among AMN Healthcare, Inc., the Company, Worldview, O’Grady, the financial institutions party thereto and the Agent, is incorporated by reference to Exhibit 10.49 to the Company’s Registration Statement on Form S-1 (File No. 333-86952).

(b)(5)	Third Amendment to Amended and Restated Credit Agreement, dated as of November 8, 2002, among AMN Healthcare, Inc., the Company, Worldview, O’Grady, International Healthcare Recruiters, Inc. (“IHR”), Healthcare Resource Management Corporation, the financial institutions party thereto and the Agent, is incorporated by reference to Exhibit 10.1 to the Company’s quarterly report for the quarter ended September 30, 2002 (File No. 001-16753).

(b)(6)	Fourth Amendment to Amended and Restated Credit Agreement, dated as of January 10, 2003, among AMN Healthcare, Inc., the Company, Worldview, O’Grady, IHR, the financial institutions party thereto and the Agent, is incorporated by reference to Exhibit 10.6 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002 (File No. 001-16753).

(b)(7)	Fifth Amendment to Amended and Restated Credit Agreement, dated as of October 2, 2003, among AMN Healthcare, Inc., the Company, Worldview, O’Grady, IHR, AMN Staffing Services, Inc., the financial institutions party thereto and the Agent.

2

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 2, 2003

AMN HEALTHCARE SERVICES, INC.

By:	/S/ DONALD R. MYLL
Donald R. Myll
Chief Financial Officer and
Chief Accounting Officer

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Exhibit Index

Exhibit Number	Description

(a)(1)(T)	Press Release, dated as of October 2, 2003 by the Company.

(b)(2)	Amended and Restated Credit Agreement, dated as of November 16, 2001, among AMN Healthcare, Inc. (the “Borrower”), the Company, Worldview Healthcare, Inc. (“Worldview”), O’Grady-Peyton International (USA), Inc. (“O’Grady”), the financial institutions party thereto, and Bank of America, N.A., as agent for the lenders from time to time party thereto (the “Agent”), is incorporated by reference to Exhibit 10.42 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001 (File No. 001-16753).

(b)(3)	First Amendment to Amended and Restated Credit Agreement, dated as of April 8, 2002, among AMN Healthcare, Inc., the Company, Worldview, O’Grady, the financial institutions party thereto and the Agent, is incorporated by reference to Exhibit 10.44 to the Company’s Registration Statement on Form S-1 (File No. 333-86952).

(b)(4)	Second Amendment to Amended and Restated Credit Agreement, dated as of May 2, 2002, among AMN Healthcare, Inc., the Company, Worldview, O’Grady, the financial institutions party thereto and the Agent, is incorporated by reference to Exhibit 10.49 to the Company’s Registration Statement on Form S-1 (File No. 333-86952).

(b)(5)	Third Amendment to Amended and Restated Credit Agreement, dated as of November 8, 2002, among AMN Healthcare, Inc., the Company, Worldview, O’Grady, International Healthcare Recruiters, Inc. (“IHR”), Healthcare Resource Management Corporation, the financial institutions party thereto and the Agent, is incorporated by reference to Exhibit 10.1 to the Company’s quarterly report for the quarter ended September 30, 2002 (File No. 001-16753).

(b)(6)	Fourth Amendment to Amended and Restated Credit Agreement, dated as of January 10, 2003, among AMN Healthcare, Inc., the Company, Worldview, O’Grady, IHR, the financial institutions party thereto and the Agent, is incorporated by reference to Exhibit 10.6 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002 (File No. 001-16753).

(b)(7)	Fifth Amendment to Amended and Restated Credit Agreement, dated as of October 2, 2003, among AMN Healthcare, Inc., the Company, Worldview, O’Grady, IHR, AMN Staffing Services, Inc., the financial institutions party thereto and the Agent.